SUPPLEMENTAL WARRANT INDENTURE

THIS SECOND SUPPLEMENTAL WARRANT INDENTURE dated as of the 12th day of February, 2021, to the Warrant Indenture made as of August 30, 2019 and supplemented on November 14, 2019,

BETWEEN:

IM CANNABIS CORP. (formerly Navasota Resources Inc.), a corporation existing under the laws of the Province of British Columbia

(the "Corporation")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company

incorporated under the federal laws of Canada (the "Warrant Agent")

WHEREAS the Corporation and the Warrant Agent entered into a warrant indenture dated as of August 30, 2019 with respect to the issuance of 9,524,163 Warrants entitling the holders thereof to acquire Common Shares in the capital of the Corporation (the "Warrant Indenture");

AND WHEREAS the Corporation and the Warrant Agent entered into a supplemental warrant indenture dated as November 14, 2019 with respect to the issuance of an additional 206,100 which were to be governed by the terms of the Warrant Indenture (the "First Supplemental Warrant Indenture");

AND WHEREAS section 8.1(a) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of setting forth adjustments in the application of Article 4 of the Warrant Indenture;

AND WHEREAS on the date hereof, the Corporation will be effecting the consolidation of its issued and outstanding Common Shares on the basis of one (1) new Common Share for every four (4) old Common Shares (the "Share Consolidation");

AND WHEREAS the Corporation provided an amended notice of the Share Consolidation to the Registered Warrantholders by mail on February 9, 2021 in the form of Schedule "A" attached hereto;

AND WHEREAS the board of directors of the Corporation has passed resolutions approving the amendments to the Warrant Indenture set forth herein and implemented hereby;

NOW THEREFORE THIS SECOND SUPPLEMENTAL WARRANT INDENTURE WITNESSES

that in consideration of the premises and of other good and valuable consideration, the parties hereto covenant, agree and declare as follows:

1. This Second Supplemental Warrant Indenture (as hereinafter defined) is supplemental to the Warrant Indenture and the First Supplemental Warrant Indenture, and the Warrant Indenture and the First Supplemental Warrant Indenture shall henceforth be read in conjunction with this Second Supplemental Warrant Indenture and all the provisions of the Warrant Indenture and the First Supplemental Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture, the First Supplemental Warrant Indenture and this Second Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture;

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2. On and after the date hereof, each reference to the Warrant Indenture, as amended by the First Supplemental Warrant Indenture and this Second Supplemental Warrant Indenture, "this Indenture", "herein", "hereby", and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture, as amended by the First Supplemental Warrant Indenture, and as amended hereby. Except as specifically amended by this Second Supplemental Warrant Indenture, all other terms and conditions of the Warrant Indenture and First Supplemental Warrant Indenture shall remain in full force and unchanged;

3. Capitalized terms used herein but not otherwise defined shall have the meaning given to such terms in the Warrant Indenture;

4. The recitals of the Warrant Indenture is hereby amended to delete in its entirety the following,

"AND WHEREAS pursuant to this Indenture, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire one (1) Common Share (as hereinafter defined) (each, a "Warrant Share") upon payment of the Exercise Price (as hereinafter defined) prior to the Expiry Time (as hereinafter defined) upon the terms and conditions herein set forth;"

and to instead insert:

"AND WHEREAS pursuant to this Indenture, each four (4) Warrants shall, subject to adjustment, entitle the holder thereof to acquire one (1) Common Share (as hereinafter defined) (each, a "Warrant Share") upon payment of the Exercise Price (as hereinafter defined) prior to the Expiry Time (as herein defined) upon the terms and conditions herein set forth;"

5. The following definitions in Section 1.1 of the Warrant Indenture are hereby amended to read as follows:

"Exercise Price" at any time means the price at which a whole Warrant Share may be purchased by the exercise of four (4) Warrants, which is initially $5.20 per Warrant Share, payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1;

"Warrants" means the Common Share purchase warrants created by and authorized by and issuable under this Indenture, as supplemented on November 14, 2019 and February 12, 2021, to be issued and countersigned hereunder as Certificated Warrants and/or Uncertificated Warrants held through the book entry registration system on a no certificate issued basis, entitling the holder or holders thereof to purchase up to 2,432,558 Warrant Shares (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time and, where the context so requires, also means the warrants issued and Authenticated hereunder, whether by way of Warrant Certificate or Uncertificated Warrant;

6. Subsection 2.2(1) of the Warrant Indenture is hereby amended to read as follows:

"Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance herewith, every four  (4) Warrants shall  entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one (1) Warrant Share upon payment of the Exercise Price.";

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7. Section 3.1 of the Warrant Indenture is hereby amended to read as follows:

"Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase, subject to adjustment, one (1) Warrant Share for every four (4) Warrants after the Issue Date and prior to the Expiry Time and in accordance with the conditions herein.";

8. Schedule "A" - Form of Warrant Certificate to the Warrant Indenture is hereby replaced with Schedule "B" - Form of Warrant Certificate to this Second Supplemental Warrant Indenture;

9. Schedule "B" - Form of Warrant Certificate to the Warrant Indenture is hereby replaced with Schedule "C" - Form of Warrant Certificate to this Second Supplemental Warrant Indenture;

10. The Warrant Indenture and First Supplemental Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Warrant Indenture in all other respects;

11. This Second Supplemental Warrant Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be binding upon the parties hereto and their respective successors and assigns; and

12. This Second Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date first written above.

[Signature Page Follows]

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IN WITNESS WHEREOF the parties hereto have executed this Second Supplemental Warrant Indenture.

IM CANNABIS CORP.

By: "Oren Shuster"

Name: Oren Shuster

Title: Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: "Brian Howarth"

Name: Brian Howarth
Title: Corporate Trust Officer

By: "Jennifer Lesley Wong"

Name: Jennifer Lesley Wong
Title: Associate Trust Officer

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SCHEDULE "A" TO THE SECOND SUPPLEMENTAL WARRANT INDENTURE

AMENDED NOTICE OF ADJUSTMENT

February 9, 2021

To: Registered Warrantholders

Re: IM Cannabis Corp. (the "Company") - Proposed Share Consolidation and warrant indenture dated as of August 30, 2019, as supplemented on November 14, 2019 (the "Warrant Indenture") made between the Company and Computershare Trust Company of Canada (the "Warrant Agent").

Further to the notice dated February 4, 2021 (the "Initial Notice"), the common share purchase warrants of the Company (the "Warrants") will be adjusted effective February 12, 2021. This amends the Initial Notice that set February 16, 2021 as the effective date.

As set out in the Initial Notice, the Company will be consolidating its common shares (the "Common Shares") on the basis of 4:1 (the "Share Consolidation"). The Share Consolidation will constitute a "Common Share Reorganization" under Section 4.1(a) of the Warrant Indenture. Accordingly, this notice is being delivered pursuant to section 4.7 of the Warrant Indenture.

Upon completion of the Share Consolidation, the Warrantholder shall be entitled to receive, upon exercise of its Warrants, one post-consolidation Common Share of the Company for every four whole Warrants following the payment of the applicable adjusted exercise price of $5.20 per Common Share.

Fractional Common Shares shall not be issued or otherwise provided for. Under no circumstances shall the Company be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares.

Subject to the effects of the Share Consolidation as described in this notice, the certificates currently evidencing the rights of the holders of the Warrants will continue to evidence such rights, and no further action will be required on the part of the Warrantholder. If the Warrantholder wishes to transfer the Warrants, a new form of warrant certificate will be issued to the transferee that reflects the above noted adjustments taking into consideration the Share Consolidation. All capitalized terms not otherwise defined herein shall be deemed to have the meaning ascribed to them in the Warrant Indenture.

IM Cannabis Corp.

"Oren Shuster"

Per: Oren Shuster

Chief Executive Officer

A-1

SCHEDULE "B" TO THE SECOND SUPPLEMENTAL WARRANT INDENTURE

FORM OF WARRANT CERTIFICATE

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) RULE 144A THEREUNDER, IF AVAILABLE AND IN COMPLIANCE WITH STATE SECURITIES OR (D) WITHIN THE UNITED STATES, WITH ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED, IN THE CASE OF AN OFFER, SALE, ASSIGNMENT, PLEDGE, ENCUMBRANCE OR OTHER TRANSFER PURSUANT TO (C)(i) OR (D), THE HOLDER SHALL HAVE PROVIDED TO THE CORPORATION AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH OPINION AND COUNSEL MUST BE SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SECURITIES AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANT

To acquire Common Shares of

IM CANNABIS CORP.

(existing pursuant to the laws of British Columbia)

Warrant Certificate No.	Certificate for Warrants, four (4) of which entitling the holder to acquire one (1) Common Share (subject to adjustment as provided for in the Warrant Indenture (as defined below))

CUSIP [●]

ISIN CA [●]

THIS IS TO CERTIFY THAT, for value received,

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of IM Cannabis Corp. (the "Corporation") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 5:00 p.m. (Toronto time) (the "Expiry Time") on October 11, 2021 (the "Expiry Date"), one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "Common Share") for each four Warrants subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "Exercise Form") attached hereto; and

(b) surrendering this warrant certificate (the "Warrant Certificate"), with the Exercise Form to the Warrant Agent at one of the principal office of the Warrant Agent, in the City of Toronto, Ontario, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $5.20 per Common Share (the "Exercise Price").

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not so exercised. No fractional Common Shares will be issued upon exercise of any Warrant.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of August 30, 2019 among the Corporation and Computershare Trust Company of Canada, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or U.S. state securities laws. The Warrants may not be exercised in the United States, or by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States, unless (i) this Warrant and such Common Shares have been registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available and the requirements set forth in the Exercise Form have been satisfied. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates representing in the aggregate an equal number of Warrants as are held under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of the Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Toronto, Ontario, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en anglais.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of              , 20              .

IM CANNABIS CORP.

By:
Authorized Signatory

Countersigned and Registered by:	COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name: Title:

FORM OF TRANSFER

To: Computershare Trust Company of Canada

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

      (print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocable constitutes and appoints__________________________as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

In the case of a warrant certificate that contains U.S. restrictive legends substantially in the form set forth in Section 2.8(4) of the Warrant Indenture, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

 (A) the transfer is being made only to the Corporation;

 (B) the transfer is being made outside the United States in compliance with Regulation S under the U.S. Securities Act and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule "C" to the Warrant Indenture; or

 (C) the transfer is being made within the United States or to, or for the account or benefit of, U.S. Persons, in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Warrant Agent to such effect.

Warrants shall only be transferable in accordance with the Warrant Indenture and all Applicable Laws. Without limiting the foregoing, if the Warrant Certificate bears a legend restricting the transfer of the Warrants except pursuant to an exemption from registration under the U.S. Securities Act, this Form of Transfer must be accompanied by a Form of Declaration for Removal of Legend in the form attached as Schedule "C" to the Warrant Indenture (or such other form as the Corporation may prescribe from time to time), or a written opinion of counsel of recognized standing, or other evidence, in each case in form and substance reasonably satisfactory to the Corporation and to the Warrant Agent, to the effect that the transfer is exempt from registration under the U.S. Securities Act

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DATED this______day of_____________________, 20_____.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
	)	Signature of Transferor
)
)
Guarantor's Signature/Stamp	)	Name of Transferor
)

REASON FOR TRANSFER - For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

GIFT  ESTATE  PRIVATE SALE  OTHER (OR NO CHANGE IN OWNERSHIP)

Date of Event (Date of gift, death or sale): Value per Warrant on the date of event:

                      CAD OR      USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

  Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.
  Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

  Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER - FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare Trust Company of Canada is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).